UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of USD 150,000,000 3.71 per cent. Notes due 2 January 2031 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: January 14, 2026

The following information regarding an issue of USD 150,000,000 3.71 per cent. Notes due 2 January 2031 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 2, 2025 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Final Terms dated January 12, 2026 (the “Final Terms”), and the Terms Agreement dated January 12, 2026(the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. Issue of USD 150,000,000 3.71 per cent. Notes due 2 January 2031

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 3.71 per cent. per annum payable on January 2 and July 2 of each year, commencing on July 2, 2026 (short first coupon) and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c)	Maturity Date. January 2, 2031.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of U.S.$150,000,000, which is 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 2, 2025);[1]

B.	Prospectus (October 3, 2023);[2]

C.	Final Terms (January 12, 2026); and

D.	Terms Agreement (January 12, 2026).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 2, 2025.
[2]	Filed on October 18, 2023.

EXHIBIT C

MiFID II product governance / Professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a distributor) should take into consideration the manufacturer target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means the Dealer and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means the Dealer and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Final Terms dated 12 January 2026

International Finance Corporation

Issue of USD 150,000,000 3.71 per cent. Notes due 2 January 2031 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 3 October 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at International Finance Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.luxse.com/).

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	2845

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies:	United States Dollar (“USD”)

4.	Aggregate Nominal Amount:

	(i) Series:	USD 150,000,000

	(ii) Tranche:	USD 150,000,000

5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.

6.	(i) Specified Denominations:	USD 200,000

	(ii) Calculation Amount:	USD 200,000

7.	(i) Issue Date:	14 January 2026

	(ii) Interest Commencement Date:	14 January 2026

8.	Maturity Date:	2 January 2031

9.	Interest Basis:	3.71 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable

13.	Status of the Notes:	Senior

14.	Method of distribution	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	3.71 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	2 January and 2 July in each year, commencing with a short first coupon, from and including 2 July 2026 up to and including the Maturity Date, subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention

	(iii) Fixed Coupon Amount(s):	USD 3,710.00 per Calculation Amount

	(iv) Broken Amount(s):	USD 3,462.67 per Calculation Amount, in relation to the Interest Payment Date falling on 2 July 2026

	(v) Day Count Fraction:	30/360, unadjusted

	(vi) Determination Dates:	Not Applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16.	Floating Rate Note Provisions:	Not Applicable

17.	Zero Coupon Note Provisions:	Not Applicable

18.	Index-Linked Note/other variable-linked Interest Note Provisions:	Not Applicable

19.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option:	Not Applicable

21.	Automatic Early Redemption:	Not Applicable

22.	Put Option:	Not Applicable

23.	Final Redemption Amount of each Note:	USD 200,000.00 per Calculation Amount

	Capital at Risk Notes	No

24.

Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

USD 200,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	Registered Notes:

Global Certificate available on Issue Date

26.	New Global Note (NGN):	No

27.	Global Certificate held under the new safe-keeping structure (NSS):	No

28.	Financial Centre(s) or other special provisions relating to payment dates:	New York

29.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable

31.	Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	Not Applicable

32.	Redenomination, renominalization and reconventioning provisions:	Not Applicable

33.	Consolidation provisions:	Not Applicable

34.	Additional terms:	Applicable

For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

35.	Governing law:	English

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

	(ii) Date of Terms Agreement:	12 January 2026

	(iii) Stabilization Manager(s) (if any):	Not Applicable

37.	If non-syndicated, name and address of Dealer:	Crédit Agricole Corporate and Investment Bank 12 Place des Etats-Unis CS 70052 92547 Montrouge Cedex France

38.	Total commission and concession:	Not Applicable

39.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Flora Chao
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i) Listing:	None

(ii) Admission to trading:	Not Applicable

2.	RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA Moody’s: Aaa

3.	USE OF PROCEEDS

As specified in the Prospectus.

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

5.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper. Note that this does not necessarily mean that the Notes will then be recognised as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met

ISIN Code:	US45950VUY00

CUSIP:	45950VUY0

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable

6.	GENERAL

Applicable TEFRA exemption:	Not Applicable

EXHIBIT D

TERMS AGREEMENT NO. 2845 - TRANCHE 1 UNDER

THE STANDARD PROVISIONS

12 January 2026

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1.

The undersigned agrees to purchase from you (the Corporation) the Corporation’s USD 150,000,000 3.71% Notes due 2 January 2031 (the Notes) described in the Final Terms, dated as of the date hereof in the form of Annex 1 hereto (the Final Terms) at 9:00 a.m. New York time on 14 January 2026 (the Settlement Date) at an aggregate purchase price of USD 150,000,000 (which is 100.00% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of 11 October 2021 (as amended from time to time, the Standard Provisions), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2.

When used herein and in the Standard Provisions as so incorporated, the term Notes refers to the Notes as defined herein, the term Time of Sale refers to 7.48pm CET on 7 January 2026 and the term Dealer refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3.

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4.

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5.

The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount of the Notes). For the avoidance of doubt, the purchase price of the aggregate nominal amount of the Notes is USD 150,000,000.

6.

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7.

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9.	For purposes hereof, the notice details of the undersigned are set out in Schedule 1 hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10.

Solely for the purposes of the requirements of Article 9(8) of the Product Governance Rules under EU Delegated Directive 2017/593 (the MiFID Product Governance Rules) regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules:

(a)

the Dealer, the Manufacturer, understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

the Corporation notes the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Final Terms in connection with the Notes.

11.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the UK MiFIR Product Governance Rules) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)

the Dealer, the UK Manufacturer understands the responsibilities conferred upon it under the the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

the Corporation notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Final Terms in connection with the Notes.

12.	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Beurtheret	By:	/s/ Frank Hergault
Name:	Beurtheret	Name:	Frank Hergault
Title:	MD	Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Flora Chao
Name:	Flora Chao
Title:	Manager

SCHEDULE 1

Notice details of the Dealer:

Crédit Agricole Corporate and Investment Bank

12 Place des Etats-Unis

CS 70052

92547 Montrouge Cedex

France

Attention: Yannis Parant

Email: yannis.parant@ca-cib.com